Exhibit 99.5

News Release

Communiqué de Presse

TOTAL

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Isabelle DESMET

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Charles-Etienne LEBATARD

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Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tél. : + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tél. : + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

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TOTAL S.A.

Share Capital € 5 944 195 400

Registered in Nanterre

RCS 542 051 180

www.total.com

Russia: Total combines efforts with Lukoil to explore and develop tight oil in the Bazhenov

Paris, May 23, 2014 — Total signed today an agreement with Lukoil creating a joint venture (JV) to explore and develop the tight oil potential of the Bazhenov play in Western Siberia. Total will hold 49% of the JV and Lukoil 51%. This agreement finalizes the memorandum of understanding signed between the two companies in December 2013.

The JV will assess the technical feasibility of developing the tight oil potential of the Bazhenov formation initially on 4 licenses covering an area of 2,700 km² in Khanty-Mansi Autonomous District. Seismic acquisition will start in 2014 and exploration drilling will follow in 2015. Total will contribute its Lyaminskiy 3, Vostochno-Kovenskiy and Tashinskiy licences to the JV while Lukoil will add the Galyanovsky license.

“Total’s entry into the Bazhenov play, one of the world’s largest shale oil formations, reinforces our position in non-conventional hydrocarbons where the Group has developed significant experience with its numerous projects “, outlined Christophe de Margerie, Total’s Chairman and CEO. “Our international expertise leveraged with Lukoil’s experience in the region provides a balanced partnership and an excellent basis from which to appraise the huge potential of this Western Siberian play.”

Total Exploration & Production in Russia

Total has been present in Russia for over two decades. In 2013, the Group’s equity production was 207,000 barrels of oil equivalent per day. This production comes from the onshore Kharyaga field (Total 40%, operator), located in the Nenets autonomous district, and through Total’s share in Novatek (17% at the end of 2013), which produces more than 10% of Russia’s gas output.

In addition, Total and Novatek are partners in the Yamal LNG project, located in the Yamalo-Nenets Autonomous District, and in the Termokarstovoye gas and condensate field, which are both currently under development.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com